Exhibit 99.1

Scinai Highlights New Funding and CDMO Growth Ahead of BIO International Convention 2025

CEO Amir Reichman to meet investors, pharma partners, and CDMO clients at global biotech conference

JERUSALEM, June 12, 2025 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), a biopharmaceutical company developing inflammation and immunology (I&I) therapies and offering biologics CDMO services through its Scinai BioServices unit, today announced CEO Amir Reichman’s participation in the BIO International Convention 2025 (June 16–19, Boston). The company will leverage the event to showcase its recent financial, operational, and strategic advances to prospective partners and investors.

Recent SEPA Funding Enhances Operational Flexibility

Last week, Scinai raised $1.38 million in gross proceeds through drawdowns under its Standby Equity Purchase Agreement (SEPA) with Yorkville Advisors. The funding was executed at a volume-weighted average price of approximately $3.03 per ADS, reflecting a 3% discount to market, and was completed without any warrants, fees, or additional dilution mechanisms. The proceeds strengthen Scinai’s balance sheet and provide additional capital to advance both its CDMO growth and R&D programs. The company is now accelerating supplier and partner engagements in order to advance its nanobody pipeline toward IND-enabling studies, while simultaneously working to expand CDMO capacity and marketing outreach.

CDMO Business Scales Rapidly; 2025 Revenue Expected to Reach $2M

Scinai’s Q1 2025 financial results, released last month, showed rapid growth in CDMO revenues, nearly matching full-year 2024 revenues in just the first quarter. Based on strong demand and capacity utilization, the company has issued 2025 revenue guidance of approximately $2 million. Scinai currently anticipates its CDMO unit will reach breakeven by end of 2026, with long-term revenue potential of $12 million annually under a single production shift, scalable further with additional shifts.

Cost Optimization Reduces Burn, Extends Runway, and Enhances Financial Stability

Scinai recently implemented a targeted cost-reduction program expected to lower annual employment-related expenses by approximately $815,000. The initiative is aimed at reducing the company’s operational burn rate, extending its financial runway, and improving overall financial resilience—while preserving the core scientific and operational talent critical to executing its CDMO and therapeutic development strategies.

CEO Commentary and BIO 2025 Objectives

“We’re heading into BIO with momentum on all fronts, new funding, commercial traction in our CDMO business, and focused execution across our R&D programs,” said Amir Reichman, CEO of Scinai. “We’re proud of the progress we’ve made and are eager to explore new collaborations with pharma partners, CDMO clients, and investors.”

At BIO 2025, Mr. Reichman will hold meetings with pharmaceutical executives, institutional investors, and CDMO customers to present Scinai’s recent achievements and discuss upcoming partnership opportunities.

For meeting requests, please contact Scinai through the BIO partnering system or at info@scinai.com

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (nanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will not be successful in advancing its CDMO growth or R&D programs; that the Company’s CDMO will not reach breakeven by the end of 2026, or at all, or that long-term revenues of the CDMO unit will not increase as currently anticipated; the risk that the Company will be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2025 and thereafter; failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, including the Phase 1/2a study for psoriasis, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other nanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of nanoAbs will not be met or that Scinai will not be successful in bringing the nanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for nanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 7, 2025, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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